Exhibit 1

MTS Names Orey Gilliam as CEO

Ra’anana, Israel – June 1, 2016 – MTS – Mer Telemanagement Solutions Ltd. (Nasdaq Capital Market: MTSL), a global provider of software solutions for Online Video Advertising, Telecom Expense Management and Billing, today announced that it has appointed Mr. Orey Gilliam to succeed Mr. Lior Salansky as the company’s CEO, effective today.

Mr. Gilliam is a seasoned executive with 20 years of experience building successful global businesses in the Consumer Internet, Business Intelligence and Telecom sectors. Over the course of his career, Mr. Gilliam served as the CEO of companies with revenues of hundreds of millions of dollars and led the successful turnaround of a large Internet brand. Over the course of his career, Mr. Gilliam served as the CEO of ICQ, an AOL company, and then was appointed to head all of AOL’s Messaging units (AIM and ICQ). After AOL, Mr. Gilliam became the CEO of BIScience, a solutions provider for online and mobile advertising activities. For the past two years, Mr. Gilliam served as an advisor, consultant and board member to startups in the Internet and Mobile industries. Earlier in his career, Mr. Gilliam served for 11 years as vice president of Gilat Satellite Networks and affiliated companies. Mr. Gilliam holds a B.Sc. degree in Computer Engineering from the Technion, Israel Institute of Technology.

“We are delighted to welcome Orey, a proven executive with decades of successful company-building, to the MTS team,” commented Mr. Haim Mer, MTS’s Chairman of the Board. “Orey has significant experience in the Internet, online advertising and enterprise software arenas, and has demonstrated a unique ability to manage operations across multiple continents while maintaining the start-up spirit in the large organizations that he led. We are confident that he will put MTS on the path to long-term growth that will take it to the next level.”

“I would like to take this opportunity to thank Lior Salansky for his eight years of dedicated service with MTS and his unwavering confidence in its potential, whether as a private investor or in his roles as President, CEO, director and consultant. We are especially grateful for his leadership during last year’s Vexigo acquisition, a transaction that expanded the Company’s addressable market and positioned us at the forefront of the online/mobile content visualization and video advertising business,” concluded Mr. Mer.

Mr. Lior Salansky, MTS’s outgoing CEO, commented, “It has been an honor and a privilege to lead the great MTS team through a challenging period and to engineer its entry into the online video advertising arena. The time is right to transition the Company to Orey, a professional with a successful track record of executing global growth strategies. I wish him and the MTS team the very best, and will continue to assist the Company and take an active interest as an investor.”

Mr. Orey Gilliam, MTS’s incoming CEO, concluded, “I am excited to take over the reins of MTS at this important transitional stage. I am very impressed with the Company’s team and products, and am fully committed to achieving its full potential. Our work plan includes addressing current challenges and building the business segments of the Company and achieving reliable growth that will generate value for our shareholders and employees.”

About MTS

Mer Telemanagement Solutions Ltd. (MTS) provides online video advertising and telemanagement solutions.

MTS’s Vexigo (www.vexigo.com) subsidiary develops highly sophisticated video advertising solutions for online and mobile platforms, and uses them to offer advertising optimization services to advertisers and website owners.

MTS’s telecommunications business provides innovative products and services for enterprises in the areas of telecom expense management (TEM), enterprise mobility management (EMM), mobile virtual network operators/enablers (MVNO/MVNE) and IOT/M2M enablement for mobile service providers.

Headquartered in Israel, MTS markets its solutions through wholly-owned subsidiaries in Israel, the U.S and Hong Kong, as well as through distribution channels. For more information please visit the MTS web site: www.mtsint.com.

Certain matters discussed in this news release are forward-looking statements that involve a number of risks and uncertainties including, but not limited to, risks in product development plans and schedules, rapid technological change, changes and delays in product approval and introduction, customer acceptance of new products, the impact of competitive products and pricing, market acceptance, the lengthy sales cycle, proprietary rights of the Company and its competitors, risk of operations in Israel, government regulations, dependence on third parties to manufacture products, general economic conditions and other risk factors detailed in the Company’s filings with the United States Securities and Exchange Commission.

Contact:

MTS:

Alon Mualem

CFO

Tel: +972-9-7777-540

Email: Alon.Mualem@mtsint.com